MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

2012 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”), dated May 9, 2012, relates to the financial condition and results of operations of AuRico Gold Inc. (“the Company”) together with its wholly-owned subsidiaries, and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2011, unaudited condensed consolidated financial statements for the three months ended March 31, 2012, and notes thereto. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”). All results are presented in United States dollars, unless otherwise stated.

The first, second, third and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively.

Throughout this document, gold equivalent ounces have been abbreviated as “Au(e)” and include silver ounces produced and sold converted to a gold equivalent, based on both the Company’s long-term gold equivalency ratio of 55:1 (“Au(e)(55:1)”), and the Company’s realized gold equivalency ratio for the relevant period (“Au(e)”).

Statements are subject to the risks and uncertainties identified in the Risks and Uncertainties and Cautionary Note regarding Forward-Looking Statements sections of this document.

OVERVIEW OF THE BUSINESS

AuRico Gold Inc. is a Canadian gold and silver producer with a diversified portfolio of high quality mines and projects in North America. Following the divestiture of the Fosterville and Stawell mines (“the Australian operations”), the divestiture of the El Cubo mine, and the declaration of commercial production at Young-Davidson, the Company will have 3 operating properties including the Ocampo mine in Chihuahua State, Mexico, and the El Chanate mine in Sonora State, Mexico. The Young-Davidson gold mine in Northern Ontario, Canada, is expected to reach commercial production by the third quarter of 2012. The Company’s strong pipeline of development and exploration stage projects includes advanced development opportunities in Mexico and British Columbia.

The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AUQ), the New York Stock Exchange (NYSE: AUQ) and the Berlin Stock Exchange (BSX: GL7). Further details on AuRico Gold Inc. can be found in the Company’s associated documents, including its Annual Information Form, at www.sedar.com or on the Company’s website at www.auricogold.com.

The profitability and operating cash flow performance of the Company are affected by numerous factors, including but not limited to, the prices of gold and silver, the amount of metal production, and the level of operating costs, capital expenditures, and general and administrative costs. The Company is also exposed to fluctuations in foreign currency exchange rates, political risks, and the level of taxation imposed by local and foreign jurisdictions. While the Company attempts to manage these risks, many of the factors affecting these risks are beyond the Company’s control. For additional information on the factors that affect the Company, see the discussion of Risks and Uncertainties on page 24 and in the Company’s Annual Information Form.

The prices of gold and silver are the most significant factors impacting the profitability and operating cash flow of the Company. The prices of gold and silver remained strong during the first quarter of 2012, averaging London PM Fix prices of $1,691 and $32.62 per ounce, respectively; a 22% and 3% increase over the average prices of $1,384 and $31.66 per ounce, respectively, in the first quarter of 2011. The price of gold outperformed that of silver over the past 12 months, causing the London PM Fix silver-to-gold ratio to increase from 44:1 during the first quarter of 2011 to 52:1 during the first quarter of 2012. As a result of the volatility in the gold equivalency ratio during 2011 and 2012, when making annual and quarterly comparisons, the reader may wish to consider actual gold and silver production and sales, or gold equivalent production or sales calculated using the Company’s long-term gold equivalency ratio of 55:1.

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2012 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

HIGHLIGHTS

(in thousands, except ounces, per share amounts, and total cash costs)
	QUARTER ENDED	QUARTER ENDED
	MARCH 31	MARCH 31	CHANGE	CHANGE
	2012(4)	2011	($)	(%)
Gold ounces produced – continuing operations	45,529	25,882	19,647	76%
Silver ounces produced – continuing operations	1,112,384	1,035,174	77,210	7%
Gold equivalent ounces produced – continuing operations(2)	67,068	49,854	17,214	35%
Gold equivalent ounces produced (55:1) – continuing operations(3)	65,754	44,703	21,051	47%
Gold ounces produced	80,873	25,882	54,991	212%
Silver ounces produced	1,112,384	1,035,174	77,210	7%
Gold equivalent ounces produced(2)	102,412	49,854	52,558	105%
Gold equivalent ounces produced (55:1)(3)	101,098	44,703	56,395	126%
Cash costs per gold equivalent ounce – continuing operations(1)(2)(5)	$601	$382	$219	57%
Cash costs per gold equivalent ounce – discontinued operations(1)(2)(5)	$1,059	-	$1,059	100%
Cash costs per gold equivalent ounce – total(1)(2)	$770	$382	$388	102%
Cash costs per gold equivalent ounce (55:1) – continuing operations(1)(3)(5)	$613	$427	$186	44%
Cash costs per gold equivalent ounce (55:1) – discontinued operations(1)(3)(5)	$1,059	-	$1,059	100%
Cash costs per gold equivalent ounce (55:1) – total(1)(3)	$780	$427	$353	83%
Revenue from mining operations	$177,337	$70,313	$107,024	152%
Earnings from operations	$40,769	$23,552	$17,217	73%
Net earnings	$1,353	$11,786	$(10,433)	(89%	)
Net earnings per share, basic	$0.00	$0.09	$(0.09)	(100%	)
Total cash	$113,133	$119,071	$(5,938)	(5%	)
Operating cash flow	$64,579	$33,621	$30,958	92%
Net free cash flow(1)	$(100,437)	$5,933	$(106,370)	(1,793%	)

(1)	See the Non-GAAP Measures section on page 23.
(2)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the ratio of the realized sale prices of the commodities.
(3)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the long-term gold equivalency ratio of 55:1.
(4)	Operational data and financial information include the results of both continuing and discontinued operations, except where indicated.
(5)	Continuing operations include the Company’s Ocampo, El Chanate and El Cubo mines. Discontinued operations include the Company’s Fosterville and Stawell mines.

-	On April 30, 2012, the Young-Davidson mine completed its first gold pour. It is anticipated that the mine will achieve commercial production by the third quarter of 2012.
-

On April 15, 2012, the Company entered into a definitive agreement with Endeavour Silver Corp. (“Endeavour”) pursuant to which Endeavour will acquire the Company’s El Cubo mine located in Guanajuato State, Mexico and the Guadalupe y Calvo exploration property in Chihuahua State, Mexico, for total consideration of up to $250 million. On closing, Endeavour will pay the Company $200 million comprised of, at Endeavour’s election, up to $100 million in Endeavour shares and the balance in cash. After closing, the Company will be entitled to receive up to $50 million in contingent payments to be paid upon the gold price exceeding specified levels and upon the occurrence of certain mine operating performance conditions during the three years following the closing date of the transaction. The transaction is expected to close before the end of the second quarter of 2012.

-
On March 27, 2012, the Company entered into a definitive agreement with Crocodile Gold Corp. (“Crocodile Gold”) pursuant to which Crocodile Gold will acquire the Company’s Stawell and Fosterville mines located in Australia through the acquisition of all of the shares of Northgate Australian Ventures Corporation Pty Ltd, for total consideration of up to CAD $105 million. On May 4, 2012, the Company closed this transaction. Consideration was amended from the amounts originally included in the definitive agreement as the Company and Crocodile Gold negotiated final documentation. The amended consideration is comprised of CAD $55 million in cash, CAD $10 million in Crocodile Gold shares, and deferred cash payments based on life-of-mine free cash flow derived from the Stawell and Fosterville mines.

-

On March 5, 2012, the Company announced the addition of 1.58 million gold equivalent ounces to proven and probable reserves at the North American operations, prior to depletion of 0.471 million gold equivalent ounces. Included in this figure is the addition of 1.01 million gold ounces at Young-Davidson, and 0.456 million gold equivalent ounces at Ocampo prior to mining depletion of 0.177 million gold equivalent ounces. The drilling discovery cost for all reserve and resource categories at the Company’s North American operations was approximately $8.00 per gold equivalent ounce.

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2012 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTLOOK AND STRATEGY

AuRico Gold Inc. is committed to being a leading low cost gold producer focused on growth in North America. The Company’s mission is to deliver superior shareholder value by building a culture of excellence in every aspect of what we do, through organic growth, accretive industry consolidation, and commitment to socially responsible practices within the communities in which we work. The Company’s growth strategy is to increase its production profile, reduce cash costs and increase its reserve base through a number of initiatives as follows:

-	Achieving commercial production at the Young-Davidson mine by the third quarter of 2012;
-	Acceleration of underground production and the expansion of processing capacities at Young-Davidson;
-	Realizing optimization and expansion opportunities at the Ocampo and El Chanate mines;
-	Continue expanding production at the Ocampo underground mines;
-	The continuation of the Company’s exploration program which is designed to convert resources to reserves, increase resources, and increase the production profile; and
-	Evaluating potential accretive acquisitions.

On April 15, 2012, the Company provided the following quarter by quarter guidance for 2012 for the Ocampo, El Chanate and Young-Davidson mines (assuming a silver-to-gold equivalency ratio of 55:1):

PRODUCTION	Q1 2012 GOLD EQUIVALENT OUNCES	Q2 2012 GOLD EQUIVALENT OUNCES	Q3 2012 GOLD EQUIVALENT OUNCES	Q4 2012 GOLD EQUIVALENT OUNCES	TOTAL 2012 GOLD EQUIVALENT OUNCES
Ocampo	36,000 – 38,000	50,000 – 56,000	47,000 – 53,000	47,000 – 53,000	180,000 – 200,000
El Chanate	18,000 – 20,000	20,000 – 22,000	20,000 – 23,000	20,000 – 23,000	78,000 – 88,000
Young-Davidson	-	15,000 – 17,000	23,000 – 27,000	27,000 – 31,000	65,000 – 75,000
Total	54,000 – 58,000	85,000 – 95,000	90,000 – 103,000	94,000 – 107,000	323,000 – 363,000

CASH COSTS (4)	Q1 2012 CASH COSTS	Q2 2012 CASH COSTS	Q3 2012 CASH COSTS	Q4 2012 CASH COSTS	TOTAL 2012 CASH COSTS
Ocampo(1)	$510 - $540	$425 - $455	$440 - $470	$500 - $530	$465 - $495
El Chanate(2)	$410 - $440	$475 - $505	$455 - $485	$455 -$485	$450 - $480
Young-Davidson(2)(3)	-	-	$450 - $550	$450 - $550	$450 - $550
Total(1)	$480 - $505	$445 - $470	$455 - $480	$490 - $515	$465 - $490

(1)

Production and cash costs for the Ocampo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Gold equivalent production and cash costs are based on a gold equivalency ratio of 55:1. See the Non-GAAP Measures section on page 23.

(2)	Cash costs for the Young-Davidson and El Chanate mines are calculated on a per gold ounce basis, using by-product silver revenues as a cost credit. Production includes gold ounces only.
(3)	Anticipated cash costs at the Young-Davidson mine do not include pre-production ounces reported prior to the declaration of commercial production.
(4)	The following currency assumptions were used: 12:1 Mexican pesos to the US dollar and 1:1 Canadian dollars to the US dollar.

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2012 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARIZED FINANCIAL AND OPERATING RESULTS

On March 27, 2012, the Company entered into a definitive agreement to sell the Fosterville and Stawell mines located in Australia. As a result, in the unaudited condensed consolidated financial statements for the three months ended March 31, 2012, the Company has presented the results of these mines as discontinued operations. On May 4, 2012, the Company closed this transaction. For further discussion, refer to page 16.

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)
		QUARTER ENDED		QUARTER ENDED
		MARCH 31, 2012		MARCH 31, 2011
Gold ounces sold(6)		82,291		26,031
Silver ounces sold(6)		1,091,884		1,060,306
Gold equivalent ounces sold (realized)(1)(6)		103,470		50,681
Gold equivalency ratio (realized)(4)		51		43
Gold ounces produced(6)		80,873		25,882
Silver ounces produced(6)		1,112,384		1,035,174
Gold equivalent ounces produced (realized)(1)(6)		102,412		49,854
Revenue from mining operations(6)		$112,451		$70,313
Production costs, excluding amortization and depletion(6)		$41,618		$18,993
Earnings from operations(6)		$40,836		$23,552
Net earnings from continuing operations		$1,319		$11,786
Net earnings from discontinued operations		$34		-
Total net earnings		$1,353		$11,786
Net earnings per share from continuing operations, basic		$0.00		$0.09
Net earnings per share from discontinued operations, basic		$0.00		-
Total net earnings per share, basic		$0.00		$0.09
Net earnings per share from continuing operations, diluted		$0.00		$0.09
Net earnings per share from discontinued operations, diluted		$0.00		-
Total net earnings per share, diluted		$0.00		$0.09
Operating cash flow from continuing operations		$41,438		$33,621
Operating cash flow from discontinued operations		$23,141		-
Total operating cash flow		$64,579		$33,621
Net free cash flow from continuing operations(2)		$(104,214)		$5,933
Net free cash flow from discontinued operations(2)		$3,777		-
Total net free cash flow(2)		$(100,437)		$5,933
Total cash		$113,133		$119,071
Cash dividends declared	$	Nil	$	Nil
Total cash costs per gold equivalent ounce (realized)(1)(2)(5)(6)		$770		$382
Total cash costs per gold ounce(2)(6)		$530		$(572)
Average realized gold price per ounce		$1,700		$1,386
Average realized silver price per ounce		$33.02		$32.30
Gold equivalent ounces sold (55:1)(3)(6)		102,144		45,309
Gold equivalent ounces produced (55:1)(3)(6)		101,098		44,703
Total cash costs per gold equivalent ounce (55:1)(2)(3)(5)(6)		$780		$427

(1)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the ratio of the realized sale prices of the commodities.
(2)	See the Non-GAAP Measures section on page 23.
(3)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the long-term gold equivalency ratio of 55:1.
(4)	Silver ounce equal to one gold ounce.
(5)

Cash costs for the Ocampo mine, the El Cubo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate, Fosterville, and Stawell mines are calculated on a per gold ounce basis, using by-product revenues as a cost credit.

(6)

Operational data, including ounces produced and sold, and cash costs include the results of both continuing and discontinued operations. Certain financial information, including revenues, production costs, earnings from operations are exclusive of discontinued operations as the financial results and balances of these operations are presented separately on the Condensed Consolidated Statements of Operations for the three months ended March 31, 2012.

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2012 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF FIRST QUARTER FINANCIAL RESULTS

During the first quarter of 2012, the Company sold 82,291 gold ounces and 1,091,884 silver ounces compared to sales of 26,031 gold ounces and 1,060,306 silver ounces in the first quarter of 2011. Using the Company’s long-term gold equivalency ratio of 55:1, 102,144 Au(e)(55:1) were sold in the first quarter of 2012, representing an 125% increase over sales of 45,309 Au(e)(55:1) in the first quarter of 2011. This increase resulted from the additional ounces sold at the El Chanate, Fosterville and Stawell mines, which were acquired after Q1 2011, and at the El Cubo mine, which resumed processing operations in Q3 2011. These increases were partially offset by a decrease in ounces sold at Ocampo during the quarter. Using the realized gold equivalency ratios of 51:1 and 43:1, Au(e) sold in the first quarter of 2012 and 2011 were 103,470 and 50,681, respectively, representing a 104% increase quarter-over-quarter.

Excluding ounces sold from discontinued operations, the Company sold 44,036 gold ounces and 1,091,884 silver ounces, or 63,889 Au(e)(55:1) ounces in the first quarter of 2012. Using the realized gold equivalency ratio, the Company sold 65,215 Au(e) in the first quarter of 2012 from continuing operations, an 29% increase over Q1 2011. First quarter revenues increased to $112.5 million in Q1 2012, as compared to revenues of $70.3 million in the first quarter of 2011. This $42.2 million, or 60%, increase in revenue was due to an increase in realized gold prices of 23%, combined with the increase in ounces sold.

Earnings from operations, which are exclusive of discontinued operations, were $40.8 million or $0.14 per share in the first quarter of 2012, representing a $17.2 million improvement over earnings from operations of $23.6 million or $0.17 per share in the same period of 2011. This increase was due to the improvement in revenues mentioned previously, and the addition of positive earnings from operations at the El Chanate mine. These increases were partially offset by a decrease in earnings from operations at Ocampo as a result of a decrease in ounces sold during the quarter.

Net earnings from continuing operations were $1.3 million in the first quarter of 2012, representing a $10.5 million decline from the Company’s Q1 2011 net earnings from continuing operations of $11.8 million. The decrease in earnings is primarily as a result of the decrease in production during the quarter at Ocampo, the recognition of a $13.8 million unrealized loss on the fair value of the option component of convertible senior notes, an increase in foreign exchange losses of $18.6 million, and site overhead and other costs relating to activities at the former Kemess South mine. This was partially offset by the earnings contribution from the El Chanate mine. Including net earnings from discontinued operations of $0.1 million, consolidated net earnings were $1.4 million in the first quarter of 2012 compared to consolidated net earnings of $11.8 million in Q1 2011.

In the first quarter of 2012, realized cash costs per Au(e) from continuing operations, which are exclusive of discontinued operations, increased 57% to $601, compared to $382 per gold equivalent ounce in the same period in 2011. This increase in consolidated cash costs per gold equivalent ounce was primarily due to lower grades at Ocampo resulting from re-sequencing in the underground operations, and the resumption of operations at El Cubo, which is a higher cost operation. Cash costs per Au(e)(55:1) ounce were $613 in Q1 2012 compared to $427 in Q1 2011, representing an increase of 44% over the same period in 2011. Including cash costs from discontinued operations, total cash costs per Au(e) ounce and per Au(e)(55:1) were $770 and $780, respectively, in the first quarter of 2012, compared to $382 and $427, respectively, in the first quarter of 2011.

The Company reported total operating cash flow during the first quarter of $64.6 million, an increase of $31.0 million or 92%, over the prior year result of $33.6 million. This increase in operating cash flow arose primarily as a result of improved gold prices and additional operating cash flow contributed from the El Chanate, El Cubo, Fosterville and Stawell mines, offset by a decline in production at Ocampo, and reclamation expenditures at the Kemess mine. After deducting capital expenditures of $165.0 million, including capital expenditures of $99.8 million at the Young-Davidson mine, the Company’s Q1 2012 net free cash flow was a negative $100.4 million.

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2012 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OCAMPO

The Ocampo mine, which commenced commercial production in January 2007, is located in the Sierra Madre Occidental, Chihuahua State, Mexico, and is currently one of the largest operating gold / silver mines in the state. Ocampo is comprised of four open pits and two underground mines, with milling and heap leach processing facilities.

OCAMPO OPERATIONAL REVIEW

	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2012	MARCH 31, 2011
Underground Operations
Tonnes of ore mined	209,959	177,145
Average grade of gold(1)	2.49	2.71
Average grade of silver(1)	117	143
Open Pit Operations
Total tonnes mined	9,737,047	9,621,396
Tonnes of ore mined	885,222	423,127
Capitalized stripping and other tonnes	6,776,801	8,069,491
Average grade of gold(1)	0.21	0.56
Average grade of silver(1)	10	24
Mill Operations
Tonnes of ore processed	290,964	274,778
Average grade of gold processed(1)	2.02	2.26
Average grade of silver processed(1)	93	109
Average gold recovery rate	96%	97%
Average silver recovery rate	87%	81%
Gold ounces produced	18,187	18,904
Silver ounces produced	753,007	776,567
Heap Leach Operations
Tonnes of ore placed	811,481	315,778
Average grade of gold processed(1)	0.16	0.32
Average grade of silver processed(1)	8	18
Gold ounces produced	3,706	6,978
Silver ounces produced	149,936	258,607
Gold ounces produced	21,893	25,882
Silver ounces produced	902,943	1,035,174
Gold equivalent ounces produced(2)	39,377	49,854
Gold equivalent ounces produced (55:1)(3)	38,310	44,703
Gold ounces sold	19,742	26,031
Silver ounces sold	801,495	1,060,306
Gold equivalent ounces sold(2)	35,333	50,681
Gold equivalent ounces sold (55:1)(3)	34,315	45,309

(1)	Grams per tonne.
(2)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the ratio of the realized sale prices of the commodities.
(3)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the long-term gold equivalency ratio of 55:1.

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2012 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

MINING

At the Northeast and Santa Eduviges underground operations, the Company mined 209,959 tonnes, or 2,307 TPD, of ore in the first quarter of 2012, an increase of 32,814 tonnes, or 19% over the prior year period. During the quarter, production was impacted by underground mine plan re-sequencing that resulted from adverse ground conditions in areas accessed in the fourth quarter of 2011. By the end of March, the re-sequencing was complete and grades had returned to targeted levels.

During the first quarter of 2012, the Company completed a total of 7,024 metres of development, representing a decline of 4% from the 7,308 metres developed in the fourth quarter of 2011.

During the quarter, the Company made a decision to develop and commission Level 2, a third underground mine, to exploit recently delineated orebody extensions. During the quarter, the Company also made a decision to commission the existing shaft system immediately adjacent to the mill facility. The shaft system will be used to hoist ore from the Northeast underground mine, and will reduce truck haulage and operating costs, improve ventilation, and allow increased tonnage to be delivered from the mine. As a result of this anticipated increase in tonnage, the Company will expand the mill capacity to 4,000 TPD, by converting the existing rod mill to a ball mill, and adding additional thickening, leaching and filtering capacity. The commissioning of the existing shaft system and the mill expansion are both expected to be complete by 2014.

The Company mined 9,737,047 tonnes, or 107,001 TPD, from the open pits in the first quarter, consistent with the tonnes mined in the same period of the prior year. Tonnes of ore mined increased by 462,095 tonnes, or 109%, to 885,222 tonnes during the first quarter of 2012 as the pushbacks in the Picacho pit near completion, improving access to mineable ore.

During the quarter, the Company continued its stripping activities at the Picacho open pit, mining 3,919,473 tonnes during the first quarter of 2012, compared to 6,508,830 tonnes in the fourth quarter of 2011. To date, stripping activities at Picacho total approximately 50.2 million tonnes. Stripping activities also continued at the Conico open pit with 2,857,328 tonnes being mined, compared to 2,283,315 tonnes in the previous quarter. Overall, stripping activities at Ocampo represented a capital investment of $8.6 million during the first quarter of 2012, compared to $11.1 million in Q4 2011.

PROCESSING

The Ocampo mill circuit processed 290,964 tonnes, or 3,197 TPD, during the first quarter, representing an increase of 6% over the tonnes processed in the same quarter of 2011 of 274,778 tonnes, or 3,053 TPD. The Ocampo mill circuit continues to consistently process ore near targeted levels with high availability. Average recovery rates for silver have improved significantly during the year, with an 87% recovery rate realized in Q1 2012, compared to 81% in Q1 2011.

Gold and silver grades processed at the mill facility declined from 2.26 and 109 grams per tonne respectively in Q1 2011 to 2.02 and 93 grams per tonne respectively in Q1 2012. During the quarter, grades contributed by the underground mine were negatively impacted by the mine re-sequencing changes previously mentioned. The decline in grades was partially offset by a higher tonnage contribution from the underground mine, which contributes higher grade ore to the mill.

During the first quarter of 2012, the Company placed 811,481 tonnes on the heap leach pad at an average stacking rate of 8,917 TPD, representing a 157% increase over the 315,778 tonnes placed in Q1 2011. Access to heap leach ore continues to improve as the open pit push-backs near completion. The Company’s stacking rate improved throughout the quarter and, during the month of March, ore was stacked at an average rate of 9,401 TPD.

During the first quarter of 2012, gold and silver grades placed on the heap leach pad were consistent with Q4 2011. However, the grade of ore placed in the first quarter 2012 declined significantly from the grade of ore placed in the first quarter of 2011. This decline in grades is primarily due to lower grade ore being available from the open pits and a reduction in cutoff grade attributable to higher metal prices.

During the first quarter of 2012, total site production was 38,310 Au(e)55:1, a decline of 6,393 ounces over production of 44,703 in Q1 2011, but at the high end of the Company’s recent first quarter 2012 guidance of 36,000 to 38,000 ounces.

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2012 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OCAMPO FINANCIAL REVIEW

(in thousands, except total cash costs)
	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2012	MARCH 31, 2011
Revenue from mining operations	$60,135	$70,313
Production costs	$18,650	$18,993
Refining costs	$336	$361
Amortization and depletion	$10,552	$10,794
Earnings from operations	$27,797	$37,709
Cash flow from operations	$24,499	$51,564
Capital expenditures	$(26,170)	$(26,421)
Net free cash flow(2)	$(1,671)	$25,143
Total cash costs per gold equivalent ounce(2)(3)	$537	$382
Total cash costs per gold ounce(2)	$(379)	$(572)
Total cash costs per gold equivalent ounce (55:1) (1)(2)	$553	$427

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the long-term gold equivalency ratio of 55:1.
(2)	See the Non-GAAP Measures section on page 23.
(3)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent based on the ratio of the realized sales prices of the commodities.

Ocampo recognized $27.8 million in earnings from operations in Q1 2012, a decline of $9.9 million from Q1 2011 earnings from operations of $37.7 million. This decline was due to decreased ounces sold of 10,994 Au(e)(55:1), partially offset by an increase in realized gold prices. Production costs in Q1 2012 remained consistent with Q1 2011, as the Company mined and processed lower grades in the first quarter of 2012, resulting in an increase in the cost per ounce produced.

Ocampo generated $24.5 million in operating cash flow during the quarter, a decline of $27.1 million from Q1 2011 operating cash flow of $51.6 million, primarily due to the reduction in ounces sold and the increased cost per ounce discussed previously. Capital expenditures of $26.2 million exceeded operating cash flow in the first quarter of 2012, resulting in a negative net free cash flow of $1.7 million. Capital expenditures at Ocampo in the first quarter included $8.6 million in capitalized stripping activities, $4.0 million in underground development, $8.3 million in sustaining capital, and $5.3 million in exploration activities.

Using the Company’s long-term gold equivalency ratio of 55:1, cash costs per gold equivalent ounce at Ocampo were $553 in the first quarter of 2012, compared to cash costs of $427 per gold equivalent ounce in the first quarter of 2011.

OCAMPO EXPLORATION

The Company has planned a 60,000 to 100,000 metre drilling program for 2012 that will primarily focus on the San Jose, San Amado and Santa Eduviges underground targets. The surface program will test for new open pittable deposits westward along the PGR trend and at Cerro Blanco. During the first quarter, the Company completed 40 surface drill holes for 8,401 metres and 22 underground drill holes for 6,856 metres.

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2012 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

EL CHANATE

As a result of the acquisition of Capital Gold Corporation (“Capital Gold”) on April 8, 2011, the Company owns and operates the El Chanate mine, located 37 kilometres northeast of the town of Caborca in the state of Sonora, Mexico. El Chanate consists of an open pit mine with heap leach processing facilities. The open pit will be approximately 1,700 metres long, 780 metres wide, and 280 metres deep at completion.

EL CHANATE OPERATIONAL REVIEW

	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2012	MARCH 31, 2011
Open Pit Operations
Total tonnes mined	7,516,566	-
Tonnes of ore mined	2,120,895	-
Capitalized stripping and other tonnes	4,431,924	-
Average grade of gold(1)	0.56	-
Tonnes stockpiled ahead of the heap leach pad	114,366	-
Average grade of gold(1)	0.70	-
Low grade tonnes stockpiled ahead of the heap leach pad	1,995,999	-
Average grade of gold(1)	0.15	-
Crushing and Heap Leach Operations
Tonnes of ore crushed and placed on the heap leach pad	1,741,410	-
Average grade of gold processed(1)	0.65	-
Low grade ore placed on the heap leach pad	765,924	-
Average grade of gold processed(1)	0.18	-
Total tonnes of ore processed	2,507,334	-
Average grade of gold processed(1)	0.50	-
Gold ounces produced	19,093	-
Gold ounces sold	18,661	-

(1)	Grams per tonne.

During the quarter, the Company mined 7,516,566 tonnes at the El Chanate mine, including 2,120,895 ore tonnes. Mining rates increased by 9,270 TPD or 13%, to 82,600 TPD, compared to the average rate during Q4 2011 of 73,330 TPD. In December, the mining contractor increased the mobile equipment fleet by 4 units, which continued to improve mining rates in the first quarter of 2012.

The Company crushed and placed 1,741,410 tonnes of ore from the open pit on the heap leach pad in Q1 2012, at an average rate of 19,136 TPD, with an average grade of gold of 0.65 grams per tonne. This represents an 7% increase in crushing and stacking rates as compared to the average rate during the previous quarter of 17,833 TPD. During the quarter, the Company also placed 765,924 tonnes of low grade run-of-mine material on the heap leach pad. These tonnes are not crushed before they are placed on the heap leach pad. The Company produced 19,093 gold ounces at El Chanate during the first quarter.

Gold grades averaged 0.50 grams per tonne during the first quarter, a 33% decrease over the 0.75 grams per tonne placed in the fourth quarter of 2011. The lower grades placed in Q1 2012 resulted from lower grade ore mined during the quarter as well as 137% more run-of-mine material placed on the leach pad.

Stripping activities totalled 4,431,924 tonnes during the first quarter of 2012, compared to 4,012,875 tonnes during Q4 2011. The majority of the tonnes stripped during the first quarter were mined as part of the Southeast push-back of the pit. Overall, stripping activities at El Chanate represented a capital investment of $6.7 million during the first quarter of 2012, compared to $5.5 million in Q4 2011.

During the quarter, the Company completed the second phase of a five-phase expansion program, which increased the crushing and stacking capacity of the circuit to 21,000 TPD, and included upgrading the conveyer system, commissioning an intermediate grade solution pond, and commissioning an additional ADR (Adsorption-Desorption-Recovery) plant. The commissioning of the solution pond, combined with the upgraded pumps and feed lines has allowed the solution pumping rates to the leach pads to be increased from 20,000 m3 per day to 32,000 m3 per day, allowing the Company to place more surface area under leach. The additional ADR plant has allowed the solution treatment rate to increase from 17,000 m3 per day to 28,000 m3 per day. These continued optimization initiatives have had a favourable impact on production and cash costs and are expected to continue to favourably impact production and cash costs throughout the rest of 2012.

11

2012 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

EL CHANATE FINANCIAL REVIEW

(in thousands, except total cash costs)
	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2012	MARCH 31, 2011
Revenue from mining operations	$33,273	-
Production costs	$10,541	-
Refining costs	$84	-
Amortization and depletion	$2,439	-
Earnings from operations	$20,048	-
Cash flow from operations	$23,491	-
Capital expenditures	$(12,491)	-
Net free cash flow(1)	$11,000	-
Total cash costs per gold ounce(1)	$409	-

(1)	See the Non-GAAP Measures section on page 23.

Earnings from operations totalled $20.0 million during the first quarter of 2012, and included $1.9 million and $1.3 million in production costs and amortization and depletion relating to the acquisition date fair value adjustment on heap leach inventory and property, plant and equipment and mining interests, respectively. As at March 31, 2012, inventory included $24.5 million related to the fair value adjustments arising on the acquisition of El Chanate.

El Chanate generated $11.0 million in net free cash flow during the quarter, including $23.5 million in operating cash flow, net of $12.5 million of capital expenditures incurred. Capital expenditures at El Chanate in the first quarter included $6.7 million in capitalized stripping activities, $4.1 million in sustaining capital and optimization initiatives, and $1.7 million in exploration expenditures.

During the quarter, cash costs per gold ounce at the El Chanate mine were $409, consistent with cash costs per gold ounce of $401 in Q4 2011.

EL CHANATE EXPLORATION

The Company has planned a 27,000 metre drilling program for 2012 that will focus on trend to the northwest and southeast of the current pit as well as mineralization discovered south of the planned heap leach pads. The program will also focus on infill drilling below and to the south of the existing reserve pit, in anticipation of expanding the reserve pit towards these areas. During the first quarter, the Company completed 48 drill holes for a total of 12,065 metres.

12

2012 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

YOUNG-DAVIDSON

As a result of the acquisition of Northgate Minerals Corporation (“Northgate”) on October 26, 2011, the Company owns the Young-Davidson mine, which is located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totalling 11,000 acres and is situated on the site of two past producing mines that produced one million ounces in the 1930s – 1950s.

On April 30, 2012, the Young-Davidson mine completed its first gold pour. It is anticipated that the mine will achieve commercial production by the third quarter of 2012.

	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2012	MARCH 31, 2011
Open Pit Operations
Total tonnes mined	1,876,593	-
Tonnes of ore mined	650,770	-
Average grade of gold(1)	1.08	-
Tonnes stockpiled ahead of the mill	702,871	-
Average grade of gold(1)	1.08	-

(1)	Grams per tonne.

During the first quarter, the Company mined 1,876,593 tonnes, or 20,622 TPD, at the Young-Davidson open pit, including 650,770 ore tonnes. Open pit mining rates during March averaged 23,370 TPD of ore and waste, as total material movement rates ramp up to the targeted rate of 35,000 TPD. At the end of the first quarter of 2012, the Company had 702,871 tonnes of ore stockpiled ahead of the mill, or approximately four months of mill capacity.

The following project milestones were achieved during the first quarter:

-	Wet commissioning of the mill processing facility commenced on March 8, 2012, and ore processing began on March 22, 2012;
-	All operating and maintenance personnel are in place to complete the hand-over of various process systems as they become available;
-	Concrete ore bins were constructed to final height, and construction of the ore and waste bins at the Northgate shaft continue to progress;
-	Ground support for the first leg of the Northgate shaft commenced and has reached a depth of 50 metres; and
-	Mill power was successfully changed over from temporary to grid power.

Underground development continues to focus on access to the mid-shaft ore and waste handling systems. Raise boring of the second leg of the production shaft is scheduled to begin in mid-2012. The Company has also completed a redesign of the underground mine plan that is expected to improve recoveries and reduce dilution. The underground mine plan proposes changing mining methods from sub-level caving and long-hole shrinkage to long-hole stoping utilizing paste backfill. Production from the underground is expected to commence at the end of 2012.

To accommodate the increase in expected tonnage resulting from the acceleration of production from the underground, the Company will expand the mill capacity to 8,000 TPD, an increase of 2,000 TPD, or 33%, from the design capacity of 6,000 TPD. Expansion of the mill capacity will involve the conversion of the existing AG mill to a SAG mill, the installation of a pebble recycle conveyor, the addition of additional tails line and pumps, and upgrades to one pump and two pump motors. The mill expansion is expected to be completed by the end of 2013.

During the first quarter, the Company spent $99.8 million related to the construction of the Young-Davidson mine. Capital expenditures in the first quarter included $78.0 million in site infrastructure, $21.1 million in underground development, and $0.7 million in exploration expenditures. The next major milestone for the Young-Davidson project is commercial production. The Company estimates that it will need to incur an additional $32 million in expenditures subsequent to March 31, 2012 in order to reach that milestone.

YOUNG-DAVIDSON EXPLORATION

The Company has planned a 35,000 to 43,000 metre drilling program for 2012 that will focus on continuing to develop the Young-Davidson West deposit as well as follow-up drilling on additional target areas identified in 2011. During the first quarter, the Company completed five drill holes for 3,843 metres.

13

2012 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

EL CUBO

The El Cubo mine is located in the village of El Cubo in the state of Guanajuato, Mexico, a world class mining district with over 400 years of production history. The mine is comprised of the original El Cubo underground mine, which is owned by the Company, and the Las Torres Complex, which is leased from Industrias Peñoles, S.A.B. de C.V.

On April 15, 2012, the Company entered into a definitive agreement to sell the El Cubo mine and the Guadalupe y Calvo property. For further information, refer to the Events After the Reporting Period section on page 22.

EL CUBO OPERATIONAL REVIEW

	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2012	MARCH 31, 2011
Underground and Mill Operations
Tonnes of ore mined	101,303	-
Tonnes of ore processed	102,313	-
Average grade of gold processed(1)	1.54	-
Average grade of silver processed(1)	78	-
Average gold recovery rate	90%	-
Average silver recovery rate	82%	-
Gold ounces produced	4,543	-
Silver ounces produced	209,441	-
Gold equivalent ounces produced(2)	8,598	-
Gold equivalent ounces produced (55:1)(3)	8,351	-
Gold ounces sold	5,633	-
Silver ounces sold	290,389	-
Gold equivalent ounces sold(2)	11,221	-
Gold equivalent ounces sold (55:1)(3)	10,913	-

(1)	Grams per tonne.
(2)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the ratio of the realized sale prices of the commodities.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the long-term gold equivalency ratio of 55:1.

The Company mined 101,303 tonnes, or 1,113 TPD, of underground ore in the first quarter of 2012, which was consistent with the 1,155 TPD of ore mined in Q4 2011. During the quarter, the Company processed 102,313 tonnes, or 1,124 TPD, a 23% decrease from the 1,451 TPD processed in Q4 2011. The decline in ore processed was due to fewer tonnes being processed from stockpiles, as compared to Q4 2011. In Q1 of the prior year, there were no tonnes mined due to an ongoing labour disruption. Underground development and mining activities recommenced at the mine on May 1st, 2011.

Longhole stope drilling commenced at El Cubo in June 2011, and training continued in the first quarter of 2012, with three drill rigs on site. The Company completed 5,376 metres of development in the underground mine, an increase of 50% over the 3,579 metres developed in Q4 2011.

14

2012 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

EL CUBO FINANCIAL REVIEW

(in thousands, except total cash costs)
	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2012	MARCH 31, 2011
Revenue from mining operations	$19,043	-
Production costs	$12,427	-
Refining costs	$134	-
Mine standby costs	-	$7,555
Amortization and depletion	$1,874	$126
Earnings / (loss) from operations	$4,227	$(7,926)
Cash flow from / (used in) operations	$5,847	$(12,369)
Capital expenditures	$(5,897)	$(31)
Net free cash flow(2)	$(50)	$(12,400)
Total cash costs per gold equivalent ounce(2)	$1,119	-
Total cash costs per gold ounce(2)	$528	-
Total cash costs per gold equivalent ounce (55:1) (1)(2)	$1,151	-

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the long-term gold equivalency ratio of 55:1.
(2)	See the Non-GAAP Measures section on page 23.
(3)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent based on the ratio of the realized sales prices of the commodities.

Earnings / (loss) from operations were $4.2 million in Q1 2012, representing an increase of $12.1 million over the same quarter of the prior year. In Q1 2011, the Company incurred $7.6 million in standby costs associated with the suspension of operations at El Cubo.

El Cubo generated cash flow from operations of $5.8 million during Q1 2012, as compared to Q1 2011 when the mine used cash flow of $12.4 million in operations while on standby. After deducting capital expenditures of $5.9 million, net free cash flow was negative $0.1 million during the first quarter of 2012, an improvement of $12.3 million over negative net free cash flow of $12.4 million in Q1 2011. Capital expenditures during Q1 2012 included $4.7 million in capitalized underground development, $0.5 million in sustaining capital, and $0.7 million in exploration expenditures.

During the first quarter, cash costs per Au(e)(55:1) were $1,151, which was consistent with cash costs of $1,114 in Q4 2011. No cash costs were reported for Q1 2011 as a result of the suspension of operations at the El Cubo mine.

15

2012 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

AUSTRALIAN OPERATIONS

As a result of the acquisition of Northgate on October 26, 2011, the Company owns the Fosterville and Stawell gold mines, which are located in the state of Victoria, Australia. Fosterville and Stawell are the two largest gold producing mines in the state of Victoria.

From the date of acquisition, the Fosterville and Stawell mines and their related subsidiaries (collectively, the “Australian operations”) met the criteria to be classified as a disposal group held for sale. On March 27, 2012, the Company entered into a definitive agreement with Crocodile Gold to sell the Australian operations. All related assets and liabilities have been presented as held for sale in the Condensed Consolidated Balance Sheets at March 31, 2012. In addition, the financial results of the Australian operations have been presented as net earnings from discontinued operations in the Condensed Consolidated Statements of Operations and as a net increase in cash and cash equivalents from discontinued operations in the Condensed Consolidated Statements of Cash Flows, respectively, for the three months ended March 31, 2012. On May 4, 2012, the Company closed this transaction.

FOSTERVILLE AND STAWELL OPERATIONAL REVIEW

QUARTER ENDED	FOSTERVILLE		STAWELL		TOTAL
MARCH 31	2012	2011	2012	2011	2012	2011
Tonnes of ore mined	211,965	-	199,481	-	411,446	-
Tonnes of ore processed	192,094	-	213,066	-	405,160	-
Average grade of gold processed(1)	3.79	-	2.90	-	3.32	-
Average gold recovery rate	79%	-	85%	-	81%	-
Gold ounces produced	18,387	-	16,957	-	35,344	-
Gold ounces sold	19,402	-	18,853	-	38,255	-

(1)	Grams per tonne.

During the first quarter of 2012, the Company mined a total of 411,446 tonnes, or 4,521 TPD. Mining rates increased by 15% over Q4 2011, when the Australian operations mined ore at a rate of 3,922 TPD.

The Fosterville and Stawell mill circuits processed a total of 405,160 tonnes, or 4,452 TPD, in the first quarter of 2012 and produced 35,344 gold ounces. Average grades processed at the mill facilities were 3.32 gold grams per tonne.

The Company has completed a total of 3,506 metres of development at Fosterville and Stawell during the first quarter of 2012, with a focus on the Harrier ore zone at Fosterville and the G6 and D2 zones at Stawell.

FOSTERVILLE AND STAWELL FINANCIAL REVIEW

(in thousands, except total cash costs)
QUARTER ENDED	FOSTERVILLE		STAWELL		TOTAL
MARCH 31	2012(2)	2011	2012(2)	2011	2012(2)	2011
Revenue from mining operations	$32,771	-	$32,115	-	$64,886	-
Production costs	$19,800	-	$20,838	-	$40,638	-
Refining costs	$73	-	$81	-	$154	-
Amortization and depletion	-	-	-	-	-	-
Earnings from operations before impairment charge	$11,808	-	$10,982	-	$22,790	-
Impairment charge	-	-	-	-	$(22,857)	-
Loss from operations	-	-	-	-	$(67)	-
Cash flow from operations	$11,138	-	$12,003	-	$23,141	-
Capital expenditures	$(10,075)	-	$(9,289)	-	$(19,364)	-
Net free cash flow(1)	$1,063	-	$2,714	-	$3,777	-
Total cash costs per gold ounce(1)	$1,024	-	$1,095	-	$1,059	-

(1)	See the Non-GAAP Measures section on page 23.
(2)

The financial results of Fosterville and Stawell are presented as discontinued operations in the Company’s Condensed Consolidated Statements of Operations and Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2012.

16

2012 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Loss from operations totalled $0.1 million during the first quarter of 2012 and included a $22.9 million impairment charge that was recognized to reduce the carrying values of the Australian operations to their recoverable amount at the period end date. The recoverable amount was determined in reference to the final consideration agreed to on May 4, 2012 with Crocodile Gold.

The Company’s Fosterville and Stawell mines generated $23.1 million in operating cash flow during the first quarter of 2012. After deducting capital expenditures of $19.4 million, net free cash flow was $3.7 million. Capital expenditures at Fosterville and Stawell during the first quarter included $15.5 million in mine development, $2.0 million in sustaining capital, and $1.9 million in exploration activities.

The combined cash costs per gold ounce at Fosterville and Stawell was $1,059 in Q1 2012.

CONSOLIDATED EXPENSES

(in thousands)
	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2012(1)	MARCH 31, 2011
General and administrative	$13,879	$7,847
Exploration and business development	$641	$942
Finance costs	$517	$711
Foreign exchange loss	$20,635	$1,996
Other loss / (income)	$12,364	$(673)

(1)

Exclusive of discontinued operations as expenses relating to discontinued operations are presented separately in the Company’s Condensed Consolidated Statements of Operations for the three months ended March 31, 2012.

General and administrative costs include expenses related to the overall management of the business that are not part of direct mine operating costs. These costs are generally incurred at the corporate offices located in Canada and Mexico, but also include share-based compensation costs for key employees at all locations. General and administrative costs for the first quarter of 2012 increased by $6.1 million over the same period of the prior year primarily as a result of increased professional fees, and higher share-based and other compensation costs resulting from the increased size of the Company following the acquisitions of Capital Gold and Northgate. In addition, general and administrative costs for the first quarter of 2012 included $2.1 million in site overhead and other costs relating to activities at Kemess South, a mine in the decommissioning stage that was acquired through the Northgate business combination.

Exploration and business development fees decreased by $0.3 million during the first quarter of 2012 compared to the same period of the prior year as exploration and business development fees in Q1 2011 included costs associated with the acquisition of Capital Gold. Foreign exchange losses increased by $18.6 million, from a loss of $2.0 million in Q1 2011 to a loss of $20.6 million in Q1 2012, as a result of the translation of net monetary liabilities in the Company’s Canadian and Mexican operations to US dollars. The primary cause of the loss this quarter was the strengthening of the Mexican peso. The strengthening of this currency results in foreign exchange losses, while the weakening of this currency results in foreign exchange gains, primarily as a result of the Company’s deferred income tax liabilities which are denominated in Mexican pesos and then translated into US dollars at each balance sheet date. The Company will continue to experience non-cash foreign currency gains or losses, primarily as a result of fluctuations between the US dollar, and both the Mexican peso and Canadian dollar.

Other losses increased by $13.1 million, from income of $0.7 million in Q1 2011 to a loss of $12.4 million in Q1 2012, largely as a result of the recognition of a $13.8 million unrealized loss on the fair value of the option component of convertible senior notes during the quarter.

CONSOLIDATED INCOME TAX EXPENSE

The Company is subject to tax in various jurisdictions, including Mexico, Australia, and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

During the first quarter 2012, the Company recognized a current tax expense of $11.6 million and a deferred tax recovery of $5.6 million, compared to a current tax expense of $10.7 million and a deferred tax recovery of $1.0 million in Q1 2011. This quarter-over-quarter decline in tax expense primarily resulted from the decline in taxable income at Ocampo.

17

2012 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION

(in thousands)
	AS AT MARCH 31 2012	AS AT DECEMBER 31 2011
Current assets	$484,914	$538,056

Current assets decreased due to a decline in the Company’s cash balance and a decline in the carrying value of assets held for sale, partially offset by an increase in inventories which is primarily the result of increases in stockpiled ore at Young-Davidson.

Long-term assets	2,757,264	2,635,960	Long-term assets increased primarily due to capital expenditures at Young- Davidson during the quarter.

Total assets	$3,242,178	$3,174,016

Total current liabilities	$226,153	$224,460

Current liabilities increased due to an increase in the Company’s current income tax liability. This increase was partially offset by small declines in the current portion of derivative liabilities and in liabilities associated with assets held for sale.

Total long-term financial liabilities	281,747	246,401

Long-term financial liabilities increased due to $25.0 million drawdown on the Company’s credit facility as well as a $13.8 million increase in fair value of the option component of convertible senior notes.

Total other long-term liabilities	481,209	462,017

Long-term liabilities increased due to an increase in the Company’s deferred tax liability. This was primarily due to the strengthening of the Mexican peso during the quarter causing the Company’s peso-denominated deferred tax liabilities to increase in US dollar terms.

Total liabilities	$989,109	$932,878

Shareholders’ equity	$2,253,069	$2,241,138	Shareholders’ equity increased primarily as a result of other comprehensive income recognized during the quarter.

KEY ECONOMIC TRENDS

The Company’s performance is largely dependent on the prices of gold and silver. The prices of these commodities directly affect the Company’s profitability and cash flow. The prices of gold and silver are subject to volatile price movements during short periods of time and are affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During the first quarter of 2012, the price of gold averaged $1,691 per ounce, with daily London PM Fix prices between $1,598 and $1,781 per ounce. The price of silver experienced even greater volatility during the quarter, averaging $32.62 per ounce, with daily London Fix prices between $28.78 and $37.23 per ounce. The Company generally does not hedge the prices of gold and silver, but may acquire short-term derivative instruments from time to time to limit exposure to price fluctuations.

At the Company’s mine sites, a significant portion of the operating costs and capital expenditures are denominated in foreign currencies, including Mexican pesos, Australian dollars, and Canadian dollars. Therefore, fluctuations in these foreign currencies against the US dollar can significantly impact the Company’s costs. The Mexican peso, Australian dollar, and Canadian dollar averaged approximately 13.0, 0.9, and 1.0, to 1 US dollar respectively in the first quarter of 2012. In the third quarter of 2010, the Company began managing foreign exchange exposure through the use of Mexican peso forward contracts. For further information on the Company’s foreign currency hedging activities, see the discussion on Financial Instruments and Hedging on page 21.

The Company has been impacted by industry-wide cost pressures, primarily with respect to labour, energy and other consumables. The Company is actively managing these cost pressures by increasing mining productivities, shortening haul routes, converting to more efficient mining methods, and implementing other optimization initiatives at various sites Company-wide.

18

2012 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

The Company’s balance of cash and cash equivalents as at March 31, 2012 was $113.1 million, a $66.3 million decrease from the balance at the end of 2011 of $179.4 million. The Company’s cash balance at March 31, 2012 includes $12.2 million in cash held by subsidiaries included in discontinued operations. Factors that can impact the Company’s liquidity are monitored regularly and include the market prices of gold and silver, production levels, operating cash costs, capital costs, exploration expenditures, and currency exchange rates. Future commitments that could impact the Company’s liquidity are disclosed in the Contractual Obligations section on page 21.

CASH FLOW

(in thousands)
	QUARTER ENDED	QUARTER ENDED
	MARCH 31 2012	MARCH 31 2011
Cash flow from operating activities(1)	$41,438	$33,621
Cash flow used in investing activities(1)	(138,271)	(27,938)
Cash flow from / (used in) financing activities(1)	26,806	(1,012)
Effect of foreign exchange rates on cash(1)	1,249	1,258
(Decrease) / increase in cash and cash equivalents from continuing operations	(68,778)	5,929
Increase in cash and cash equivalents from discontinued operations	2,467	-
Total cash and cash equivalents, beginning of period	179,444	113,142
Total cash and cash equivalents, end of period	$113,133	$119,071

(1)

Exclusive of discontinued operations as increase in cash and cash equivalents relating to discontinued operations is presented separately in the Company’s Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2012.

Operating activities from continuing operations contributed cash flows of $41.4 million during the first quarter of 2012 compared to the same quarter in 2011, when operating activities from continuing operations contributed cash flows of $33.6 million. The increase in operating cash flow is due to the operating cash flow contribution from the El Chanate mine, which was acquired in Q2 2011, as well as an increased operating cash flow contribution from the El Cubo mine, which was on standby in Q1 2011. This increase was partially offset by fewer ounces sold at Ocampo as well as higher corporate expenses subsequent to the acquisition of Northgate.

Investing activities from continuing operations for the first quarter of 2012 used cash of $138.3 million, which compared to $27.9 million used in Q1 2011. During the quarter, the Company invested $99.8 million in the construction and development of Young-Davidson, $15.3 million in capitalized stripping activities in the Ocampo and El Chanate open pits, $8.7 million in underground development costs at Ocampo and El Cubo, $12.9 million in sustaining capital, and $9.0 million in exploration activities. These investing outflows were offset by the partial sale of the Company’s equity investments, which generated net cash inflows of $7.4 million.

Financing activities from continuing operations for the first quarter of 2012 contributed cash of $26.8 million compared to Q1 2011 when financing activities from continuing operations used cash of $1.0 million. The increase in cash contributed is primarily due to a $25.0 million drawdown of the Company’s credit facility.

Cash flows from discontinued operations increased the Company’s cash balance during the quarter by $2.5 million.

CREDIT FACILITY

Throughout the first quarter of 2012, the Company had access to a $100.0 million credit facility, held entirely with the Bank of Nova Scotia, which carried an interest rate of LIBOR plus 3.00% to 3.50% . No payments under the facility were due until the maturity date, November 4, 2014. At March 31, 2012, the Company had drawn $86.4 million under this revolving facility, and had issued a $1 million letter of credit against the facility, leaving a total of $12.6 million available for future funding.

Subsequent to the end of the quarter, the Company renegotiated its credit facility and increased the total borrowing capacity to $250 million. Refer to page 22, Events After the Reporting Period, for a discussion of this revised facility.

CONVERTIBLE DEBT

The Company is the issuer of $167.0 million in convertible senior notes that were originally issued by Northgate in October 2010. These notes pay interest semi-annually at a rate of 3.50% per annum, and mature on October 1, 2016. The holders of the notes may, within specified time periods, convert their notes prior to July 1, 2016 under the following circumstances: (1) the closing sale price of the Company’s shares exceeds 130% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding quarter; (2) the trading price per $1,000 principal amount of the convertible note is equal to or less than 97% of the product of the closing sale price of the Company’s common shares and the applicable conversion rate; (3) the convertible notes are called for redemption by the Company; (4) upon the occurrence of specified corporate transactions; and (5) a “delisted event” occurs and is continuing. In addition, the notes will be unconditionally convertible at the option of the holder from July 1, 2016 to the business day immediately preceding the maturity date of the notes. The conversion rate following the acquisition of Northgate and the subsequent amalgamation is initially 89.41697 common shares per $1,000 principal amount of notes, which represents an initial conversion price of approximately $11.18 per common share.

19

2012 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY OUTLOOK

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, and the prices of gold and silver.

As part of the commissioning of the Young-Davidson mine, the Company has incurred and will continue to incur capital expenditures associated with the construction of the mine. The Company anticipates that it will need to spend approximately an additional $32 million subsequent to March 31, 2012 to complete the construction of site infrastructure required to achieve commercial production. The Company intends to use existing cash reserves and excess ongoing operating cash flow to fund commissioning activities at Young-Davidson. In the event of a significant weakening in the prices of gold and silver, the Company has access to $162.6 million from its re-negotiated revolving credit facility to help fund any shortfalls, as well as anticipated cash inflows from the sale of the Company’s Australian operations, and the El Cubo and Guadalupe y Calvo properties.

The Company monitors and manages liquidity risk by preparing regular periodic cash flow forecasts, and seeking flexibility in financing arrangements. In today’s metal price environment, the Company anticipates that funding from operating cash flows should be sufficient to fund the Company’s working capital requirements and capital expenditures at its existing operating mines. Forecasted capital expenditures at existing operating mines for 2012 relate primarily to mine development expenditures at Ocampo and El Chanate, as well as the heap leach expansion at El Chanate. This leaves the Company’s current cash balance of $113.1 million, the anticipated proceeds on the divestitures of the Australian operations, the El Cubo mine and the Guadalupe y Calvo exploration property, and the revolving credit facility available to fund commissioning activities at Young-Davidson and to pursue future growth plans.

Including discontinued operations, the Company’s capital expenditures exceeded operating cash flows by $100.4 million during the first quarter of 2012. During the quarter, operating cash flow was more than offset by capital expenditures relating to open pit stripping and the commissioning of the Young-Davidson mine. Net free cash flow will vary depending on the prices of gold and silver, fluctuations in foreign currency exchange rates, total production and the extent of expenditures on mine development and other capital projects during the year. The Company expects capital expenditures to exceed operating cash flows in 2012 due to expenditures required to complete the construction and development of the Young-Davidson mine. The Company has the ability to fund this forecasted shortfall using cash on hand, the current capacity available under its credit facility, and additional cash inflows from asset divestitures.

INVESTMENTS

At March 31, 2012, the Company held investments with a market value of $1.4 million, including investments held by discontinued operations of $1.1 million. These investments consist primarily of common shares in publicly traded companies, which are classified as either held-for-trading or available-for-sale investments. Unrealized gains and losses related to held-for-trading investments are included in net earnings in the period they occur. Unrealized gains and losses related to available-for-sale investments are excluded from net earnings and are included in other comprehensive income until such gains or losses are either realized or an other-than-temporary impairment is determined to have occurred. During the quarter, the Company recognized net realized losses of $0.3 million on the sale of equity securities.

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2012 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTRACTUAL OBLIGATIONS

A summary of the Company’s contractual obligations at March 31, 2012 is as follows:

(in thousands)
	TOTAL	LESS THAN 1 YEAR	1 – 3 YEARS	3 – 4 YEARS	4 – 5 YEARS	GREATER THAN 5 YEARS
Payables and accruals	$140,201	$140,201	$-	$-	$-	$-
Current income tax liability	8,631	8,631	-	-	-	-
Long-term debt	279,978	3,218	98,070	5,845	172,845	-
Equipment financing obligations	15,091	5,409	7,431	2,251	-	-
Royalty interests provision	6,818	5,527	1,291	-	-	-
Future purchase commitments	36,301	36,301	-	-	-	-
Other commitments	5,758	2,875	2,083	800	-	-
Total	$492,778	$202,162	$108,875	$8,896	$172,845	$-

Included in future purchase commitments is $31.5 million relating to future capital expenditures at Young-Davidson.

The Company has entered into forward contracts to purchase Mexican Pesos, which have been designated as hedging instruments. These contracts are described below under Financial Instruments and Hedging.

OUTSTANDING SHARE DATA

The Company’s share capital was comprised of the following as at March 31, 2012:

	MARCH 31, 2012	DECEMBER 31, 2011
Authorized:
Unlimited number of common shares
Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non- participating, non-voting, Class “A” preferred shares, redeemable at paid-in value
Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non- participating, non-voting, Class “B” preferred shares, redeemable at paid-in value
Issued:
Common shares	281,760,923	281,605,752

At May 9, 2012, the Company had common shares outstanding of 281,846,420.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

FINANCIAL INSTRUMENTS AND HEDGING

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instrument contracts from time to time. The Company’s exposure with respect to commodity prices, interest rates and foreign exchange is described under the section entitled Risks and Uncertainties beginning on page 24.

As at March 31, 2012, the Company held forward contracts to hedge against the risk of an increase in the value of the Mexican peso versus the US dollar. The Company has entered into agreements to purchase Mexican pesos amounting to $58.2 million at exchange rates ranging from 12.06 pesos per US dollar to 12.68 pesos per US dollar. These currency hedges have been accounted for as cash flow hedges of specified, peso-denominated costs at the Ocampo mine and settle at various dates between April 1, 2012 and September 30, 2013. These contracts had a negative fair value of $3.2 million at March 31, 2012, all of which has been recognized in other comprehensive income, with no associated tax impact. Upon settlement of a forward contract, the cumulative gain or loss within accumulated other comprehensive income is reclassified to inventory and mineral properties to be recognized in income at the same time as the related cost. The fair value of these forward contracts is determined using forward pricing spreads in effect at the end of the reporting period.

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2012 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

A forward contract settled during the three months ended March 31, 2012, resulting in a loss of $0.6 million. The recognition of this hedging loss resulted in a $0.2 million increase in production costs, a $0.1 million increase in inventory, a $0.1 million increase in general and administrative costs, and a $0.2 million increase in mineral properties.

The Company also holds certain financial instruments as long-term investments and therefore is inherently exposed to various risk factors including currency risk, credit risk, market price risk, and liquidity risk.

TRANSACTIONS WITH RELATED PARTIES

The Company utilizes a Mexican corporation, Caborca Industrial S.A. de C.V. (“Caborca Industrial”), for mining support services at the El Chanate mine, including the payment of mining salaries and related costs. Caborca Industrial is 100% owned by the Company’s Chief Executive Officer and Chief Financial Officer, and is consolidated as a special purpose entity (“SPE”) in accordance with the guidance in SIC 12, Consolidation – Special Purpose Entities. The Company’s Chief Executive Officer and Chief Financial Officer receive no financial benefits as a result of their ownership of this entity.

Other than as discussed in the paragraph above, no director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries.

The Company has a Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries, and a Phantom Share Unit Plan for certain directors, officers, employees and consultants of the Company’s Australian operations. The purpose of these plans is to encourage the persons who are primarily responsible for the management and profitable growth of the Company’s business to participate in the long-term success of the Company, to provide additional incentive for superior performance, and to attract and retain valued personnel. For the purpose of the plans, a consultant is defined as an individual who is engaged by the Company, under a written contract, to provide services on an ongoing basis and who may spend a significant amount of time on the Company’s business and affairs. The definition of consultant also includes an individual whose services are engaged through a corporation.

The Company has a Deferred Share Unit Plan for directors and senior officers of the Company, and a Restricted Share Unit Plan for senior officers of the Company. The purpose of these plans is to provide directors and senior officers with the opportunity to acquire deferred share units and restricted share units in order to allow them to participate in the long-term success of the Company and to promote a greater alignment of interests between the Company’s directors, senior officers, and shareholders.

EVENTS AFTER THE REPORTING PERIOD

(a)	El Cubo and Guadalupe y Calvo properties

On April 15, 2012, the Company entered into a definitive agreement with Endeavour Silver Corp. (“Endeavour”) pursuant to which Endeavour will acquire the Company’s El Cubo mine and Guadalupe y Calvo exploration property through the acquisition of all of the shares of Mexgold Resources Inc., a holding Company with ownership of these assets, for total consideration of up to $250 million. On closing, Endeavour will pay the Company $200 million comprised of, at Endeavour’s election, up to $100 million in Endeavour shares and the balance in cash. After closing, the Company will be entitled to receive up to $50 million in contingent payments to be paid upon the gold price exceeding specified levels and upon the occurrence of certain mine operating performance conditions during the three years following the closing date of the transaction. The El Cubo mine and Guadalupe y Calvo exploration property had a combined net carrying value of $161.8 million at March 31, 2012 and reported a net loss of $4.1 million during the first quarter of 2012, which was included in net earnings from continuing operations.

(b)	Expansion of credit facility

On April 25, 2012, the Company’s revolving credit facility was expanded to $250 million. The expanded credit facility is syndicated with seven lenders, with the Bank of Nova Scotia and Canadian Imperial Bank of Commerce the joint lead arrangers, and carries an interest rate of LIBOR plus 2.25% to 3.50%, depending on the leverage ratio of the Company. The facility matures on April 25, 2016 and may be extended upon mutual agreement by all parties. The financial covenants associated with this expanded facility remain unchanged, and there are no operational performance covenants. No payments are due until the maturity date.

(c)	Australian operations

On May 4, 2012, the Company completed the sale of the Australian operations to Crocodile Gold. The consideration was comprised of CAD $55.0 million in cash, 20 million Crocodile Gold common shares, and contingent payments based on life-of-mine free cash flows from the Fosterville and Stawell mines. For further information, see Note 4 to the Company’s unaudited condensed consolidated financial statements for the three months ended March 31, 2012.

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2012 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP MEASURES

TOTAL CASH COST PER OUNCE CALCULATION

Total cash cost per ounce is a non-GAAP performance measure that management uses to better assess the Company’s performance for the current period and its expected performance in the future. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this measure to evaluate the Company’s performance and cash generating capabilities. Total cash cost per ounce does not have any standardized meaning prescribed by GAAP, and should not be considered in isolation from or as a substitute for performance measures prepared in accordance with GAAP. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently. Total cash cost per ounce is calculated by dividing all of the costs absorbed into inventory, excluding amortization and depletion, by applicable ounces sold.

The following provides a reconciliation of total cash cost per ounce to the financial statements:

(in thousands, except ounces, cash costs and silver prices)
	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2012	MARCH 31, 2011
Production costs per financial statements	$41,618	$18,993
Refining costs per financial statements	$554	$361
Production and refining costs of discontinued operations(5)	$40,792	-
Less: By-product revenues(3)	$(1,398)	-
Less: Inventory fair value adjustments included in production costs(4)	$(1,878)	-
Total cash costs	$79,688	$19,354
Divided by gold equivalent ounces sold(1)	103,470	50,681
Total cash cost per gold equivalent ounce	$770	$382
Total cash costs (per above)	$79,688	$19,354
Less: Silver revenue (see below)	$(36,054)	$(34,248)
	$43,634	$(14,894)
Divided by gold ounces sold	82,291	26,031
Total cash cost per gold ounce(2)	$530	$(572)
Average realized silver price	$33.02	$32.30
Multiplied by silver ounces sold	1,091,884	1,060,306
Silver revenue	$36,054	$34,248

(1)

Gold equivalent ounces sold include silver ounces produced / sold converted to a gold equivalent based on the ratio of the realized sale prices of the commodities. Consolidated gold equivalent ounces sold exclude by-product silver ounces sold at the El Chanate, Fosterville, and Stawell mines.

(2)	The calculation of total cash cost per gold ounce includes the by-product silver sales revenue from the Ocampo and El Cubo mines.
(3)

The total by-product revenues adjustment for the three months ended March 31, 2012 includes $1.1 million of revenue relating to the El Chanate mine that is included in production costs in the Condensed Consolidated Statements of Operations, and $0.3 million of revenue relating to the Stawell mine that is included in production and refining costs of discontinued operations above.

(4)

The total inventory fair value adjustment for the three months ended March 31, 2012 relates to the El Chanate mine, which is included in production costs in the Condensed Consolidated Statements of Operations.

(5)

Production and refining costs of discontinued operations are presented separately as net earnings from discontinued operations in the Condensed Consolidated Statements of Operations for the three months ended March 31, 2012.

NET FREE CASH FLOW

Net free cash flow represents an indication of the Company’s continuing capacity to generate discretionary cash flow from operations, comprising cash flows from operating activities net of total capital expenditures. It does not necessarily represent the cash flow in the period available for management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. Net free cash flow is intended to provide additional information, does not have any standardized meaning prescribed by GAAP and should not be considered in isolation from or as a substitute for measures of performance prepared in accordance with GAAP. Other companies may calculate this measure differently.

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2012 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is a reconciliation of net free cash flow to the financial statements:

(in thousands)
	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2012	MARCH 31, 2011
Operating cash flow from continuing operations(1)	$41,438	$33,621
Less: Capital expenditures of continuing operations(1)	(145,652)	(27,688)
Net free cash flow from continuing operations	$(104,214)	$5,933
Operating cash flow from discontinued operations	$23,141	-
Less: Capital expenditures of discontinued operations	(19,364)	-
Net free cash flow from discontinued operations	$3,777	-
Operating cash flow	$64,579	$33,621
Less: Capital expenditures	(165,016)	(27,688)
Net free cash flow	$(100,437)	$5,933

(1)

Operating cash flow and capital expenditures of continuing operations are exclusive of discontinued operations as cash flows from discontinued operations are presented separately on the Company’s Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2012.

RISKS AND UNCERTAINTIES

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. Other than the risk factor listed below, there were no changes in the Company’s exposure to risks and other uncertainties, including those related to the mining industry in general, during the first quarter of 2012. For details of these additional risk factors, and how the management intends to mitigate these risks wherever possible, please refer to the Company’s Management’s Discussion and Analysis or Annual Information Form for the year ended December 31, 2011, which are available on the Company’s website at www.auricogold.com or on SEDAR at www.sedar.com.

RISKS AND UNCERTAINTIES ASSOCIATED WITH DIVESTITURES

On May 4, 2012, the Company completed the sale of the Australian operations for consideration of CAD $55 million in cash, CAD $10 million in Crocodile Gold shares, and deferred cash payments based on life-of-mine free cash flow derived from the Stawell and Fosterville mines. To the extent that the deferred cash payments are conditional upon free cash flow derived from the Stawell and Fosterville mines, the Company's ability to derive the full value from the sale of the Australian operations is dependent on the future operational performance from the Stawell and Fosterville mines, the price of gold, the Australian dollar to United States dollar exchange rate, and other factors outside of the Company’s control. To the extent that the Company receives Crocodile Gold shares as partial consideration, the Company's ability to derive the full value from the sale of the Australian operations is dependent on the Company's ability to realize at least CAD $10 million from the sale of the Crocodile Gold shares. Accordingly, the Company's investment in Crocodile Gold shares is subject to the risks and uncertainties identified in Crocodile Gold's Annual Information Form and other public disclosure documents.

On April 15, 2012, the Company entered into a definitive agreement with Endeavour to sell the Company’s El Cubo mine and the Guadalupe y Calvo exploration property for total consideration of up to $250 million. On closing, Endeavour will pay the Company $200 million comprised of, at Endeavour’s election, up to $100 million in Endeavour shares and the balance in cash. After closing, the Company will be entitled to receive up to $50 million in contingent payments to be paid upon the gold price exceeding specified levels and upon the occurrence of certain mine operating performance conditions during the three years following the closing date of the transaction. The Company's ability to derive the full value from the sale are dependent on factors outside of its control and which may affect whether it receives the contingent payments, as well as its ability to realize the proceeds from the sale of the Endeavour shares. The risks and uncertainties associated with holding Endeavour shares are identified in Endeavour's Annual Information Form and other public disclosure documents. Until the completion of the sale of the El Cubo mine and the Guadalupe y Calvo exploration property, there is a risk that the conditions of the sale may not be satisfied and that the sale may not occur in accordance with the terms contained in the definitive agreement, if at all. Some of the conditions of the sale are outside of the control of the Company.

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2012 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

RECENT ACCOUNTING PRONOUNCEMENTS

For the purposes of preparing and presenting the Company’s consolidated financial statements, the Company has adopted all standards and interpretations issued other than those discussed below. These standards have not been adopted because they are not effective for the Company until subsequent to December 31, 2012. Standards and interpretations issued, but not yet adopted, include:

Effective
IFRS 9, Financial Instruments	January 1, 2015
IFRS 10, Consolidated Financial Statements	January 1, 2013
IFRS 11, Joint Arrangements	January 1, 2013
IFRS 12, Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13, Fair Value Measurement	January 1, 2013
IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine	January 1, 2013
Amendments to IAS 1, Presentation of Financial Statements	July 1, 2012
Amendments to IAS 19, Employee Benefits	January 1, 2013
Amendments to IAS 27, Consolidated and Separate Financial Statements	January 1, 2013
Amendments to IAS 28, Investments in Associates	January 1, 2013

The Company believes that, with the exception of the standards and amendments discussed below, the adoption of these standards will not have a material impact on the consolidated financial statements.

IFRS 9, Financial Instruments, proposes to replace IAS 39 Financial Instruments: Recognition and Measurement. The replacement standard has three main parts, the first of which provides new guidance for the classification and measurement of financial assets and liabilities. The second part, which is currently an exposure draft, provides guidance for amortized cost and impairment methodology for financial assets. The third part, which is also currently an exposure draft, proposes a revised general hedge accounting model. The Company will evaluate the impact of the change on its consolidated financial statements based on the characteristics of financial instruments anticipated to be outstanding at the time of adoption.

IFRS 10, Consolidated Financial Statements, proposes to replace the consolidated financial statements section of IAS 27, Consolidated and Separate Financial Statements and SIC 12, Consolidation – Special Purpose Entities in their entirety. IFRS 10 establishes principles for the preparation and presentation of consolidated financial statements when an entity controls one or more other entities, regardless of the nature of relationship. The new standard introduces a revised definition of control, and provides additional guidance on how to apply the control principle in a number of situations. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities, outlines the disclosures required surrounding an entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities, to enable users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. The Company is currently evaluating the impact of this standard on its consolidated financial statement note disclosures.

IFRS 13, Fair Value Measurement, is a single source of fair value measurement guidance under IFRS. This new IFRS clarifies the definition of fair value, provides a clear framework for measuring fair value, and enhances the disclosures about fair value measurements. IFRS 13 is not only limited to financial instruments, but also to fair value measurement in other IFRS, such as impairment and employee future benefits. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

IAS 1, Presentation of Financial Statements, was amended to revise the presentation of other comprehensive income, requiring entities to group items presented in other comprehensive income based on whether they are potentially reclassifiable to profit or loss subsequently, with subtotals for each group. The Company is currently evaluating the impact of this amendment on the presentation of other comprehensive income in its Consolidated Statements of Operations. The amendment is effective for all annual periods beginning on or after July 1, 2012.

IAS 19, Employee Benefits, was amended to reflect a number of changes in the accounting for defined benefit plans and termination benefits, including, among others, the removal of the corridor approach, elimination of options for presenting gains and losses, enhancement of disclosures, recognition of changes in plan amendments, settlements and curtailments in earnings, and changes to the timing of recognition of termination benefits. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, was issued subsequent to the end of the reporting period, and provides guidance on the recognition and measurement of stripping costs associated with surface mining operations. The Company is currently evaluating the impact of this interpretation on its consolidated financial statements.

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2012 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The following is a list of the accounting policies that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported.

(i)	Ore inventories

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average cost or net realizable value (NRV). NRV is the difference between the estimated future realizable gold price based on prevailing and long-term prices, less estimated costs to complete production into a saleable form. The assumptions used in the valuation of work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in mill circuits and in stockpiles, and an assumption of the gold price expected to be realized when the gold is recovered. Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term gold prices and prevailing costs for production inputs such as labour, fuel and energy, and materials and supplies, as well as realized ore grades and actual production levels. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in NRV because of changed economic circumstances, the amount of the write-down or a portion thereof is reversed so that the new carrying amount is the lower of the cost and the revised NRV. The reversal is limited to the amount of the original write-down for inventory still on hand.

Ore on leach pads is ore that is placed on pads where it is saturated with a chemical solution that dissolves the gold contained in the ore. Costs are attributed to the leach pads based on current mining costs, including applicable depletion and amortization relating to mining operations, incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgement in estimating future costs, future production levels, proven and probable mineral reserve estimates, gold and silver prices, and the ultimate estimated recovery of ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

(ii)	Mineral reserves and resources used to measure depletion and amortization

The Company records depletion and amortization expense based on the estimated useful economic lives of long-lived assets. Property, plant and equipment are amortized on a straight-line basis over their estimated useful lives. Mining interests are amortized using the units of production method over proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. Changes in reserves and resources estimates are generally calculated at the end of each year and cause amortization expense to increase or decrease prospectively. The estimation of quantities of reserves and resources is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Changes in data and/or assumptions could cause reserves and resources estimates to substantially change from period to period. Actual production could differ from amounts expected based on reserves and resources, and an adverse change in gold prices could make a reserve or resource uneconomic to mine. Variations from estimates could also occur in actual ore grades and gold and silver recovery rates. A key trend that could reasonably impact reserves and resources estimates is rising market mineral prices, because the mineral price assumption is closely related to the trailing three-year average market price. As this assumption rises, it could result in an upward revision to reserves and resources estimates as mineralization not previously classified as a reserve or resource becomes economic at higher gold and silver prices.

(iii)	Business combinations

Acquisitions of businesses are accounted for using the acquisition method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. The purchase price includes the fair value of the assets transferred and the equity interests issued by the Company. Significant estimates are made in calculating the fair value of assets transferred in a business acquisition, including estimates of the mineral reserves acquired, estimates of gold contained in ore stacked on leach pads, future gold and silver prices, future costs to produce proven and probable reserves, foreign exchange rates and discount rates.

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2012 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

(iv)	Goodwill and non-financial assets

Goodwill and other non-financial assets are assessed for impairment at the cash-generating unit level, on at least an annual basis, by comparing the calculated recoverable amount to the cash-generating unit’s carrying amount. If the recoverable amount of the cash-generating unit exceeds its carrying amount, goodwill is considered not to be impaired. If the carrying amount of a cash-generating unit exceeds its recoverable amount, a potential impairment exists. Significant estimates are made in calculating the recoverable amount of a cash-generating unit, including estimates of future costs to produce proven and probable reserves, future gold and silver prices, foreign exchange rates and discount rates.

(v)	Deferred income taxes and valuation allowances

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of the changes.

Each period, the Company evaluates the likelihood of whether or not some portion or all of each deferred tax asset will be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

(vi)	Reclamation provisions

Reclamation provisions arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment and public safety on the closure and reclamation of mining properties. The Company records the fair value of a reclamation obligation in the financial statements when it is incurred, and capitalizes this amount as an increase in the carrying amount of the related asset. The fair values are measured by discounting the best estimate of the expected value of future cash flows required to reclaim the property upon mine closure, which are discounted to their present value for each mine operation. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money specific to the country in which the mine is located. Significant estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. The Company prepares estimates of the timing and expected value of future cash flows when the liability is incurred, which are updated to reflect changes in facts and circumstances. Future changes in regulations, laws or enforcement could adversely affect operations; and any instances of non-compliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, the mining properties could result in significant costs.

The principal factors that can cause the expected value of future cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of estimates of expected cash flows increases, but earlier in the mine life, the estimation of a reclamation provision is inherently more subjective. Significant estimates are made in calculating the fair value of reclamation provisions. Expected cash flows relating to reclamation provisions could occur over periods up to twenty years and the assessment of the extent of any necessary environmental remediation work is highly subjective. Considering all of these factors that go into the determination of a reclamation provision, the fair value of reclamation provisions can materially change over time.

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2012 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTROLS AND PROCEDURES

On October 26, 2011, the Company completed the acquisition of Northgate. The results of the newly amalgamated operations have been included in the consolidated financial statements from the date of acquisition. However, the Company has not had sufficient time to appropriately assess the internal controls used by Northgate and integrate them with those of the Company. As a result, the former Northgate operations have been excluded from the Company’s assessment of internal controls over financial reporting as at March 31, 2012. The Company is in the process of integrating operations and will be expanding its internal control over financial reporting compliance program to include the acquired Northgate entities during the current year. A summary of the financial information for Northgate, expressed in millions of dollars, which was included in the consolidated financial statements of the Company at March 31, 2012 is provided below.

Summary financial data (in millions)	March 31, 2012
Revenue from mining operations	$64.9
Net earnings from continuing operations	(16.8)
Net earnings from discontinued operations	0.1
Total current assets	216.3
Total non-current assets	1,543.8
Total current liabilities	148.3
Total non-current liabilities	476.2

At the end of the first quarter of 2012, an evaluation was carried out under the supervision of and with participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the design of disclosure controls and procedures and internal controls over financial reporting. Based on that evaluation, and subject to the scope limitation above, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures and internal controls over financial reporting provide reasonable assurance that they were effective as of March 31, 2012, the end of the period covered by this report, to ensure that material information relating to the Company would be made known to them.

There were no significant changes in the Company’s internal control over financial reporting that occurred during the three months ended March 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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2012 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)
	Q1 2012	Q4 2011	Q3 2011	Q2 2011	Q1 2011	Q4 2010	Q3 2010	Q2 2010

Gold equivalent ounces sold (realized)(1)(8)	103,470	92,074	65,429	73,998	50,681	51,439	45,099	47,499
Gold equivalent ounces produced (realized)(1)(8)	102,412	92,837	76,630	74,439	49,854	53,030	45,520	48,955
Revenue from mining operations(8)	$112,451	$106,597	$112,087	$112,904	$70,313	$71,017	$55,518	$57,044
Production costs, excluding amortization and depletion(8)	$41,618	$39,961	$34,518	$32,398	$18,993	$20,484	$19,648	$24,145
Earnings / (loss) from operations(8)	$40,836	$77,547	$52,793	$43,809	$23,552	$25,409	$12,447	$(211,480)
Net earnings / (loss) from continuing operations	$1,319	$62,389	$62,614	$24,523	$11,786	$29,256	$9,171	$(174,272)
Net earnings from discontinued operations	$34	$15,547	-	-	-	-	-	-
Total net earnings / (loss)	$1,353	$77,936	$62,614	$24,523	$11,786	$29,256	$9,171	$(174,272)
Net earnings / (loss) per share from continuing operations, basic	$0.00	$0.25	$0.36	$0.15	$0.09	$0.21	$0.07	$(1.26)
Net earnings per share from discontinued operations, basic	$0.00	$0.06	-	-	-	-	-	-
Total earnings / (loss) per share, basic	$0.00	$0.31	$0.36	$0.15	$0.09	$0.21	$0.07	$(1.26)
Net earnings / (loss) per share from continuing operations, diluted	$0.00	$0.15	$0.36	$0.15	$0.09	$0.21	$0.07	$(1.26)
Net earnings per share from discontinued operations, diluted	$0.00	$0.06	-	-	-	-	-	-
Total earnings / (loss) per share, diluted(3)	$0.00	$0.21	$0.36	$0.15	$0.09	$0.21	$0.07	$(1.26)
Operating cash flow from continuing operations	$41,438	$20,511	$51,713	$54,413	$33,621	$35,640	$31,237	$15,694
Operating cash flow from discontinued operations	$23,141	$21,566	-	-	-	-	-	-
Total operating cash flow	$64,579	$42,077	$51,713	$54,413	$33,621	$35,640	$31,237	$15,694
Net free cash flow from continuing operations(4)	$(104,214)	$(108,046)	$12,251	$20,096	$5,933	$7,125	$3,945	$(12,900)
Net free cash flow from discontinued operations(4)	$3,777	$4,204	-	-	-	-	-	-
Total net free cash flow(4)	$(100,437)	$(103,842)	$12,251	$20,096	$5,933	$7,125	$3,945	$(12,900)
Total cash costs, per gold equivalent ounce (realized)(4)(7)(8)	$770	$681	$487	$372	$382	$407	$445	$520
Total cash costs, per gold ounce(4)(8)	$530	$375	$(240)	$(414)	$(572)	$(395)	$(114)	$52
Average realized gold price(5)	$1,700	$1,672	$1,704	$1,509	$1,386	$1,381	$1,230	$1,201
Average realized silver price(5)	$33.02	$30.98	$38.15	$38.36	$32.30	$27.40	$19.19	$18.47
Gold equivalent ounces sold (55:1)(6)(8)	102,144	91,489	60,650	65,419	45,309	49,493	48,228	51,018
Gold equivalent ounces produced (55:1)(6)(8)	101,098	92,306	70,658	65,722	44,703	51,199	48,650	52,506
Total cash costs per gold equivalent ounce (55:1)(4)(6)(7)(8)	$780	$685	$526	$420	$427	$423	$416	$484

(1)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent based on the ratio of the realized sales prices of the commodities.
(2)	Silver ounce equal to one gold ounce.
(3)	Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis in Q2 2010 as all factors were anti-dilutive.
(4)	See the Non-GAAP Measures section on page 23.
(5)	Average realized prices are on a per ounce basis.
(6)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent based on the long-term gold equivalency ratio of 55:1.
(7)

Cash costs for the Ocampo mine, the El Cubo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate, Fosterville, and Stawell mines are calculated on a per gold ounce basis, using by-product revenues as a cost credit.

(8)

Operational data, including ounces produced and sold, and cash costs include the results of both continuing and discontinued operations. Certain financial information, including revenues, production costs, and earnings from operations are exclusive of discontinued operations as the financial results of these operations are presented separately on the Condensed Consolidated Statements of Operations for the three months ended March 31, 2012 and 2011.

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2012 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CAUTIONARY NOTE TO U.S. INVESTORS

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources: We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. The term “resources” does not equate to the term “reserves”, and U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources: We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The consolidated financial statements of the Company have been prepared by management in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (see note 2 to the unaudited condensed consolidated financial statements for the three months ended March 31, 2012). These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and 40-F Report. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding future gold and silver production and cash costs per ounce; potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Company’s projects; the benefits to be derived from acquisitions; future cash flows; estimates regarding the future costs related to exploration and production at the Company’s projects; the nature and availability of additional funding sources; there being no significant political developments, whether generally or in respect of the mining industry specifically, in any jurisdiction in which the Company now or in the future carries on business which are not consistent with the Company’s current expectations; there being no significant disruptions affecting the Company’s current or future operations; and future plans and objectives of the Company. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; timing and amount of production; unanticipated grade changes; unanticipated recovery rates or production problems; changes in mining, processing and overhead costs; changes in metallurgy and processing technology; access and availability of materials, equipment, supplies, labour and supervision, power and water; availability of drill rigs; costs and timing of development of new mineral reserves; joint venture relationships; wars or armed conflicts, either globally or in the countries in which the Company operates; local and community impacts and issues; timing and receipt of government approvals; accidents and labour disputes; environmental costs and risk; competitive factors, including competition for property acquisitions; availability of capital at reasonable rates or at all; changes in interest rates and currency rates; and fluctuations in future prices of gold and silver. These factors are set out in more detail in the Company’s Annual Information Form. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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